UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION             CERTIFICATE
                                      PURSUANT TO
       File No. 70-8839               RULE 24

(Public Utility Holding Company
         Act of 1935)



          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarter ended September 30, 1997, the transaction updated below, proposed by Energy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated March 25, 1997 (Release No. 35-26693) with respect thereto.

          For the third quarter ended September 30, 1997, pursuant to its Dividend Reinvestment and Stock Purchase Plan, the Company sold 2,766,770 new shares of its common stock at an average price of $25.78 per share (including the discount applicable to shares purchased pursuant to waivers) with resulting proceeds of $71,322,281.

               IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 8th day of October, 1997.

                                       ENTERGY CORPORATION


                                 By:   /s/ William J. Regan, Jr.
                                       -------------------------
                                         William J. Regan, Jr.
                                      Vice President and Treasurer